SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE NINETY-FORTH

EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1. PLACE: Rua Coronel Dulcídio nº 800, city of Curitiba, State of Paraná. 2. DATE AND TIME: August 17, 2010 at 2:00 pm. 3. PRESIDING BOARD: Léo de Almeida Neves - Chairman; Ronald Thadeu Ravedutti - Executive Secretary. 4. AGENDA AND RESOLUTIONS:

I.     Approval of the Financial Statements for the second quarter 2010;

II.    Approval of the prepayment of Interest on Equity, replacing 2010 dividends, with payment as of September 20, 2010, to shareholders registered as such up to August 20, 2010, pursuant to Law 9249/95, to be offset on the occasion of the definition of annual dividends for the year in question, as follows: a) gross amount: R$85,000,000.00; b) dividends per share: b.1) for common shares, R$ 0.29662; b.2) for preferred class "A” shares, R$ 0.32638; and b.3) for preferred class “B” shares, R$ 0.32638; and

III.   Approval of the contracting of funding and respective guarantees by the wholly-owned subsidiary, Copel Distribuição S.A. for the latter’s investment program.

5. ATTENDANCE: LÉO DE ALMEIDA NEVES – Chairman; RONALD THADEU RAVEDUTTI - Executive Secretary; LAURITA COSTA ROSA; MUNIR KARAM; JOÃO CARLOS FASSINA; ROGÉRIO DE PAULA QUADROS; OSMAR ALFREDO KOHLER – Chairman of the Fiscal Council. ------------------------------------------------------------------------------------------------------------------

The Minutes of the Extraordinary Board of Director’s Meeting were drawn up in the Company’s Book no. 06 registered at the State of Paraná Trade Registry under no. 05/095391-5, on August 08, 2005.

RONALD THADEU RAVEDUTTI

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 18, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.